July 26, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
RE:      AMERIGROUP Corporation
Dear Mr. Rosenberg:
We received the Commission’s comment letter dated July 20, 2011 and are diligently preparing our response. As our representatives discussed with Ms. Ibolya Ignat, we are unable to respond in writing within ten (10) business days and hereby respectfully request an extension. We are unable to respond within ten (10) business days due to management’s attention to our earnings release and Form 10-Q for the period ended June 30, 2011, as well as upcoming meetings of our board of directors. We plan to file our response with the Commission on or before August 17, 2011.
If you have any questions regarding these matters or require additional information, please contact me at 757-473-2723.
Very truly yours,

/s/ James W. Truess James W. Truess,
Executive Vice President and
Chief Financial Officer

cc:	Ibolya Ignat Mark Brunhofer